BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

**Unternehmens-
kommunikation
Investor Relations**

From/Von: **Claudia Liedtke/SIR**

Date/Datum: **19.01.2004**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

Fax: **001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 2and 3 the BERU AG publication pursuant to Section 25, Subsection 1 of the German Securities Trading Law, that has been published on 16 January 2004 at the Börsen-Zeitung.

Your´s sincerly

i.A.

Claudia Liedtke
Unternehmenskommunikation/Investor Relations

dlw 1/22

BERU Aktiengesellschaft
Ludwigsburg
- ISIN DE 0005072102 -

BERU

Publication pursuant to Section 25, Subsection 1 of the German Securities Trading Law

The Carlyle Group Industriebeteiligungs GmbH, of Munich, acting as the legal successor to CEP B02 Industriebeteiligungs GmbH & Co. KG, CEP B02 Holdings GmbH & Co. KG and CEP B01 Beteiligungs GmbH, all of Munich, and all of which were wound up on December 30, 2003 in the way of accrual without liquidation, notified us as follows on January 5, 2004 regarding the holdings of the aforementioned companies in BERU Aktiengesellschaft, of Ludwigsburg (German SIN 507210; ISIN DE 0005072102), pursuant to Section 21, Subsection 1 and Section 22 of the German Securities Trading Law:

1. The shares of the voting rights held by each of

   a) CEP B02 Industriebeteiligungs GmbH & Co. KG, of Munich (Munich District Court, Commercial Register Dept. A 76023; address: Promenadeplatz 8, 80333 Munich),
   b) CEP B02 Holdings GmbH & Co. KG, of Munich (Munich District Court, Commercial Register Dept. A 77107; address: Promenadeplatz 8, 80333 Munich) and
   c) CEP B01 Beteiligungs GmbH, of Munich (Munich District Court, Commercial Register Dept. B 128213; address: Promenadeplatz 8, 80333 Munich)

   in BERU Aktiengesellschaft fell below the thresholds of 25%, 10% and 5% on December 30, 2003, and subsequently amounted to – with 0 directly held and 0 attributable voting rights – 0.00% of the voting rights.

2. The shares of the voting rights held by The Carlyle Group Industriebeteiligungs GmbH, of Munich (Munich District Court, Commercial Register Dept. B 125899; address: Promenadeplatz 8, 80333 Munich), in BERU Aktiengesellschaft fell below the thresholds of 25%, 10% and 5% on December 31, 2003 and subsequently amounted to – with 0 directly held and 0 attributable voting rights – 0.00% of the voting rights.

In addition to the aforementioned notification, CEP BE00 Beteiligungs GmbH, of Munich, also notified us as follows, solely as a precaution:

While the level of shares of voting rights held by CEP BE00 Beteiligungs GmbH (formerly: Amalienburg 10. VV GmbH), of Munich (Munich District Court, Commercial Register Dept. B 145898; address: Promenadeplatz 8, 80333 Munich), in BERU

Aktiengesellschaft representing of 37.06% of its voting rights remains unchanged, these voting rights, which were previously attributable in full to CEP BE00 Beteiligungs GmbH pursuant to Section 22, Subsection 1, No. 1 of the German Securities Trading Law, have been directly held in full by CEP BE00 Beteiligungs GmbH since December 31, 2003.

Ludwigsburg, January 15, 2004

BERU Aktiengesellschaft

The Executive Board